EXHIBIT 99.1

Neptune Announces First Quarter Results

  Effective plant capacity now exceeds 100 metric tons annually & expect further gains in coming quarter
  Second quarter revenues expected to be over $4.0 million, representing significant growth over Q1
  Strong financial discipline throughout business generating operational savings
  Moving towards neutral cash flow by fiscal year-end
  US Patent Trial and Appeal Board Upholds Original Decision in Neptune's Favour

LAVAL, Quebec, July 13, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ:NEPT) (TSX:NTB), announces its financial results for the first quarter ended May 31, 2015.

"We are pleased with the progress being made at our Sherbrooke facility, with plant output currently surpassing 100 metric tons annually," highlighted Jim Hamilton, President and CEO of Neptune. "We are producing and selling our premium krill oil, NKO®, and are exceptionally proud of it. The oil meets all product specifications and handling characteristics are fully in line with both customers and Neptune's expectations. We are very encouraged by a solid sales funnel for our second quarter and accordingly expect a significant revenue improvement."

"Our focus on strong financial discipline throughout the business is also generating results, with the Corporation realizing significant operational savings during the current quarter. Although business conditions remain challenging, we are moving towards neutral cash flow by our fiscal year-end. At this time we see no financing needs to fund our normal course of business. We look forward to sharing additional insights into our progress going forward."

First Quarter Financial Results

Nutraceutical Business Results

  Nutraceutical revenues were $2,699,000 for the three-month period ended May 31, 2015, versus $3,635,000 for the three-month period ended May 31, 2014
  Adjusted EBITDA1 was negative ($3,206,000) for the current quarter, versus negative ($3,766,000) in the prior year
  Net loss was ($4,564,000) for the current quarter, versus ($5,702,000) in the prior year.

_______________________
1 See comment on Adjusted EBITDA which follows

Consolidated Results

  Consolidated revenues totalled $2,704,000 for the three-month period ended May 31, 2015, compared to $3,691,000 for the quarter ended May 31, 2014
  General and administrative expenses were $2,823,000 for the quarter, down $4.5 million or 61% from $7,309,000 million in the prior year
  Adjusted EBITDA was negative ($5,168,000) for the current quarter, versus negative ($5,772,000) in the prior year
  Net loss was ($4,966,000) for the current quarter, versus a net loss of ($4,368,000) in the prior year
  Cash and short-term investments were $23.7 million as at May 31, 2015 ($6.5 million for Neptune and $17.2 million for Acasti).

Year over year revenues were lower largely due to the production slow-down, required in order to enhance product handling characteristics.

Adjusted EBITDA strengthened over the prior year, on both a nutraceutical and consolidated basis, largely as a result of lower general & administrative expenses, including salaries, professional fees, training costs and bad debt expenses. The improvement was partially offset by a year over year decrease in other income relating to the recognition of $1.6 million of one-time royalty settlements in the quarter ending May 31, 2014.

The lower net loss for the nutraceutical business was largely due to the factors outlined for adjusted EBITDA, along with lower stock-based compensation expenses. On a consolidated basis, the higher net loss is largely attributable to a decrease in finance income attributable to the revaluation of the warrant liabilities related to Acasti's December 2013 public offering.

Sherbrooke Plant

As previously announced, the manufacturing process at Neptune's Sherbrooke plant has been improved to enhance product handling characteristics. The viscosity issues have now been resolved, all product specifications are being met and product handling characteristics are in-line with customers and Neptune expectations.

"Important progress has also been made to increase effective capacity and we expect notable improvements going forward," commented Mr. Hamilton. "We are actively working to optimize plant processes and increase output in order to produce high quality krill oil at an optimal cost. Moreover, as our effective capacity continues to grow, we are enhancing our business development efforts to ensure customer demand matches expected increases in supply."

Intellectual Property

In March 2015, the validity and enforceability of Neptune's intellectual property (IP) was once again confirmed, with the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issuing a favorable decision, confirming the patentability of certain claims in Neptune's '351 composition of matter patent.

As previously announced, in April 2015 both competitors filed a petition with the same PTAB for a rehearing on the claims that were shown to be patentable.  On July 8, 2015 the PTAB issued their decision, denying Aker's and Enzymotec's request for a rehearing. Based on their review of the petition, the PTAB highlighted that Aker and Enzymotec had not shown that the PTAB misapprehended or overlooked any matter, thus reconfirming the validity of the specific Neptune claims.

Outlook

"We are very encouraged by the improvements we are seeing at the plant," highlighted Mr. Hamilton. "Accordingly, we anticipate a significant strengthening of revenues for the second quarter, which are expected to come in above $4.0 million. Gross margins will remain under pressure, but are expected to strengthen as plant output grows and cost efficiencies continue to be implemented. Based on strong financial discipline and improving fundamentals, we are moving towards neutral cash flow by our fiscal year-end and there should be sufficient cash to fund operations over the next 12 months."

Adjusted EBITDA

Neptune uses Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") to compare its operating results from one period to another. It is a non-IFRS financial measure. Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net loss, finance income and costs, depreciation and amortization, income taxes, and impairment of property, plant and equipment, as well as losses and costs, and insurance recoveries related to the plant explosion, incurred during the period.  Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its Adjusted EBITDA calculation.

The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating adjusted EBITDA may differ from that used by other corporations.

Conference Call Details

Neptune will be holding a conference call on Tuesday, July 14 at 8:30 AM (ET) to present its results for the first quarter ended May 31, 2015.

Date:	Tuesday, July 14, 2015
Time:	8:30 AM Eastern Time
Conference ID:	71897019
Call:	1‐877-380-5664 (within Canada and the U.S.)
1-631-813-4882 (outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)
Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contact:

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com